April 11, 2025

To:	All Canadian Securities Regulatory Authorities
NYSE American

Dear Sir or Madam:

Re:	Metalla Royalty & Streaming Ltd. (the "Company")
Advance Notice of Annual General Meeting

We advise of the following with respect to the upcoming 2025 Annual General Meeting of Shareholders of the Company:

1.	Meeting Type:	Annual
2.	Class of Securities Entitled to Receive Notice:	Common
3.	Class of Securities Entitled to Vote:	Common
4.	CUSIP/ISIN Number:	59124U605/CA59124U6051
5.	Record Date for Notice:	May 7, 2025
6.	Record Date for Voting:	May 7, 2025
7.	Beneficial Ownership Determination Date:	May 7, 2025
8.	Meeting Date:	June 24, 2025
9.	Meeting Location:	Vancouver, British Columbia
10.	Notice & Access Will Be Utilized:
	• Beneficial Holders	Yes
	• Registered Holders	Yes
11.	Stratification	No
12.	Sending proxy materials directly to NOBOs:	Yes
13.	Pay for proxy materials to be delivered to OBOs:	No

Yours truly,

METALLA ROYALTY & STREAMING LTD.

Signed: "Kim Casswell"

Kim Casswell

CORPORATE SECRETARY

cc: Odyssey Trust Company - Attn: Jessica de la Torre

543 Granville St Ste 501, Vancouver BC V6C 1X8

CANADA t:+1 (604) 696-0741

info@metallaroyalty.com